Exhibit 99.1

JX Luxventure Limited Announces Changes of its Corporate Name and its Trading Symbol

Haikou, CHINA, October 13, 2021— JX Luxventure Limited (NASDAQ: LLL) (the “Company”), a company engaged in casual menswear, cross-border merchandise, airfare and tourism business announced today that its corporate name and trading symbol changes are complete.

On October 4, 2021, the Company changed its corporate name from “KBS Fashion Group Limited” to “JX Luxventure Limited” (the “Name Change”) by filing the Articles of Amendment of the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of Marshall Islands.

The Company notified Nasdaq Capital Market of the Name Change and the change of its trading symbol from “KBSF” to “LLL”. At the opening of the market today, the Company’s common stock will begin trading on the Nasdaq Capital Market under the Company’s New Name, JX Luxventure Limited, and its new trading symbol, LLL.

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited, through its subsidiaries, is engaged in the business of menswear, cross-border merchandise, airfare and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

Related Links

http://en.jxluxventure.com.